UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 6-K

Registration File No. 000-30194
Commission File No. 82-1918

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT of 1934

January 3, 2007

UNGAVA MINES INC.
(Formerly Byron Americor Inc.)

40 University Ave, Suite 720 Toronto, ON M5J 1T1	1155 Rene Levesque Blvd. W. Montreal, P.Q. H3B 3S6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ X ]  No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-1918

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNGAVA MINES INC.
(Registrant)

Date: January 3, 2007

By: /s/ Alan Rootenberg______

Alan Rootenberg

Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Interim Consolidated Financial Statements For The Nine Months Ended August 31, 2007

Exhibit 99.1

Ungava Mines Inc.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

For The Nine Months Ended August 31, 2007

These interim consolidated financial statements for Ungava Mines Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America, for interim financial statements consistently applied. These interim consolidated financial statements are presented on an accrual basis of accounting. Only changes in accounting information have been disclosed in these interim consolidated financial statements. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment.  Management is satisfied that these interim consolidated financial statements have been fairly presented.

The auditors of Ungava Mines Inc. have not performed a review of these interim consolidated financial statements.

Ungava Mines Inc.

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(expressed in Canadian Dollars)

August 31, 2007 and November 30, 2006

	August 31, 2007	November 30, 2006 (note 6)
Assets Current assets
Cash	$ 81,878	$ -
Other receivables	28,281	-
Total current assets	110,159	-
Mining resource property	1	1
Total assets	$ 110,160	$ 1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 245,661	$ -
Due to associated company	840,000	1,324,834
Total current liabilities	1,085,661	1,324,834

Shareholders’ equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding
92,688,998 (2006 – 8,281,431) common shares	2,338,119	1,520,734
Deficit accumulated	(3,313,620)	(2,845,567)
Total shareholders’ equity	(975,501)	(1,324,833)
Total liabilities and shareholders’ equity	$ 110,160	$ 1

The accompanying notes are an integral part of these interim consolidated financial statements.

Ungava Mines Inc.

(An Exploration Stage Company)

Interim Consolidated Statements of Operations and Deficit

(expressed in Canadian Dollars)

	Three months ended August 31, 2007	Three months ended August 31, 2006	Nine months ended August 31, 2007	Nine months ended August 31, 2006	From inception on June 25, 1995 Through August 31, 2007
General and administrative expenses
Professional fees	$ 237,128	$ -	$ 366,382	$ -	$ 392,095
Consulting and management fees	35,630	-	69,611	-	831,228
Office and general	15,527	-	18,116	-	27,542
Travel	4,227	-	16,242	-	27,846
Writedown of mineral properties	-	-	-	-	1,342,220
Writedown of temporary investments	-	-	-	-	649,879
Loss on sale of securities	-	-	-	-	40,437
Interest expense	-	-	-	-	4,671
	292,512	-	470,351	-	3,315,918
Other income
Interest earned	1,980	-	2,298	-	2,298
Net income (loss) for the period	(290,532)	-	(468,053)	-	(3,313,620)
Deficit, beginning of period	(3,023,088)	(2,845,567)	(2,845,567)	(2,845,567)	-
Deficit, end of period	$ (3,313,620)	$(2,845,567)	$(3,313,620)	$(2,845,567)	$(3,313,620)

Basic and diluted loss per share	$ (0.03)	$ -	$ (0.11)	$ -
Weighted average number of shares outstanding	11,590,098	8,281,431	4,217,571	8,281,431
The accompanying notes are an integral part of these interim consolidated financial statements

Ungava Mines Inc.

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

(expressed in Canadian Dollars)

	Nine Months ended August 31, 2007	Nine Months ended August 31, 2006	From inception on June 25, 1995 Through August 31, 2007
		(Note 6)
Cash flow from operating activities
Net loss for the period	$ (468,053)	$ -	$ (3,313,620)
Items not involving cash
Writedown of mineral resource properties	-	-	1,342,220
Writedown of temporary investments	-	-	649,879
	(468,053)	-	(1,321,521)
Net changes in non-cash working capital items:
Increase in receivables and prepaid expenses	(28,281)	-	(28,281)
Increase in accounts payable and accruals	245,661	-	245,661
Cash used in operating activities	(250,673)	-	(1,104,141)

Cash flow from investing activities
Temporary investments	-	-	(649,879)
Investment in mining property	-	-	(1,342,221)
Cash used in investing activities	-	-	(1,992,100)

Cash flow from financing activities
Proceeds from issue of share capital	817,385	-	2,338,119
Repayment of amount due to associate company	(824,834)	-	-
Advance from related parties	340,000	-	840,000
Cash provided by financing activities	332,551	-	3,178,119
Increase in cash	81,878	-	81,878
Cash, beginning of period	-	-	-
Cash, end of period	$ 81,878	$ -	$ 81,878

Ungava Mines Inc.

(An Exploration Stage Company)

Statement of Shareholders Equity

(expressed in Canadian Dollars)

	Number of Common Shares	Amount	Deficit Prior to Develop-ment Stage	Deficit During the Develop-ment Stage	Accumulated Other Comprehen-sive Income	Shareholders’ Equity

Balance, December 31, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$ (10,263)	$ (507,488)
Other comprehensive loss	-	-	-	-	(179)	(179)
Shares issued for debt settlement	23,800,000	225,059	-	-	-	225,059
Net loss for the period	-	-	-	(3,173)		(3,173)
Balance, August 22, 2007	26,889,998	15,337,746	(13,801,947)	(1,811,138)	(10,442)	(285,781)
Share consolidation	(24,201,000)	-	-	-	-	-
Shares issued for cash consideration	14,131,638	1,000	-	-	-	1,000
Shares issued in exchange for Ungava Mines Inc.	75,868,362	(12,992,179)	13,801,947	(1,502,482)	10,442	(682,272)
Net liabilities of Byron Americor Inc. on date of acquisition of Ungava Mines Inc.	-	(8,448)	-	-	-	(8,448)
Balance, August 31, 2007	92,688,998	$ 2,338,119	$ -	$(3,313,620)	$ -	$ (975,501)

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2007 and November 30, 2006

1.    Corporate Organization

a)

In February 2007, Nearctic Nickel Mines Inc. (“NNMI”), which became the Controlling Shareholder of Byron Americor Inc. ("Byron"), organized a wholly owned Ontario subsidiary, Ungava Mines Inc. (“Mines” or “the Company”). In March 2007, NNMI transferred its wholly-owned Quebec subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to Mines on a tax-free rollover basis. UMEI owns the interest in the mineral property described in Note 4 below. As part of the consideration, Mines agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property. It was agreed NNMI has a half interest in any amounts recovered in certain pending litigation in Ontario.

b)

On August 22, 2007, through a series of transactions, NNMI acquired control of Byron, an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction NNMI acquired 14,131,638 Byron common shares for $1,000 consideration. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of Mines and 5,000,000 NNMI share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After the transaction, 92,688,998 common shares of Byron were outstanding of which 90,000,000 were held by NNMI. Byron had been a shell company with nominal assets and limited liabilities. The transaction is a capital transaction in substance and therefore has been accounted for as a recapitalization of Byron. Accordingly, because Mines is deemed to be the purchaser for accounting purposes, these consolidated financial statements are presented as a continuation of Mines and its subsidiary UMEI and include the results of operations of Mines and its subsidiary UMEI since inception.

c)

By Articles of Amalgamation effective September 21, 2007, Byron and Mines amalgamated and continues under the name Ungava Mines Inc. See Note 7 below.

2.     Nature of Operations and Going Concern

The Company has an interest in a mineral property as described in Note 4 below. The property is the subject of a purported Bankable Feasibility Study (“BFS”) which was issued in June 2007. While the BFS indicates an open pit mine to be established on the mineral property, the continued operations of the Company and the recoverability of the amount shown for the mineral resource property are dependent upon the activities of Canadian Resources Inc. (“Canadian”), confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary ongoing financing and upon future profitable production from the mineral property, or alternatively upon the Company's ability to dispose of its interest on an advantageous basis.  The Company has not earned any revenue from extraction activities to date and is therefore considered to be in the exploration stage.

These consolidated financial statements have been prepared according to accounting principles generally accepted in the United States of America applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has suffered recurring losses from operations that raise doubt about its ability to continue as a going concern. The continuing operations of the Company are dependent upon its ability to obtain the necessary financing to maintain and enhance its resource properties and to meet ongoing administration expenses and related liabilities as they fall due.

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2007 and November 30, 2006

3.    Significant Accounting Policies

These consolidated interim financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America,

4.

Mining Properties and Exploration Costs

Pursuant to an Agreement dated January 20, 1995, the Company acquired a 100% working interest in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property").  During a prior year the Property was written down to a nominal amount.  This write down occurred prior to the January 12, 2001 Agreement with Canadian (as noted below).

On January 12, 2001, NNMI and the Company entered into an option and joint venture agreement with Canadian under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property to date.  Under this Agreement, Canadian will earn a further 10% interest in the Property by producing a BFS relating to the building of a mine on the Property, which BFS is accepted by a banker willing to provide the financing, on a non-recourse basis, to put the Property into production.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.  The Company's interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses to be incurred in the years following the banker’s financing commitment pursuant to the BFS and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this Study indicating that it was proceeding with permitting applications, and an environmental and social impact analysis. The BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the BFS will be “updated” to include production from the Mequillon deposit on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property. Canadian is in the process of initiating the development of the Property as a Ni-Cu-PGE mining and milling operation.

The Property is subject to a 2% net smelter returns royalty.

5.

   Warrants

The number, exercise price and expiry date of the common share purchase warrants outstanding as at August 31, 2007, are as follows:

Warrants

Exercise Price

Expiry Date

10,000,000

$         0.75

August 31, 2012

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2007 and November 30, 2006

6.     Comparative Figures

The comparative amounts for the prior year are those of Mines’ subsidiary UMEI, as Mines was incorporated on February 23, 2007 and commenced operations in March 2007.

7.

Subsequent Events

The following events occurred subsequent to August 31, 2007:

a)

By Articles of Amalgamation, effective September 21, 2007, Byron and Mines amalgamated. The amalgamated company continues under the name Ungava Mines Inc.

b)

On October 3, 2007 the Directors of the Company authorized the issue of 6,600,000 common share stock options, exercisable at $0.60, to the Directors and certain consultants of the Company.

c)

On October 18, 2007 the Directors of the Company authorized the issue of 2,400,000 common share stock options, exercisable at $0.60, to the Directors and certain consultants of the Company.

d)

In September, 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. An arbitration process was commenced.